NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 510, 1155 Robson St., Vancouver, BC, Canada, V6E 1B5

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

WITHHOLD VOTES ON THE RE-ELECTION OF PEGGY ALFORD AND MARC L. ANDREESSEN (PROPOSAL ONE)

VOTE YES ON PROPOSAL FOUR (Shareholder Proposal Regarding Dual Class Capital Structure)

VOTE YES ON PROPOSAL FIVE (Shareholder Proposal Regarding an Independent Chair)

Annual Meeting: May 25, 2022

Contact: Sarah Couturier-Tanoh, Manager Corporate Engagement and Advocacy, SHARE,

scouturier-tanoh@share.ca

April 18, 2022

Dear Meta Platforms’ shareholders:

We urge you to withhold your votes on the re-election of Peggy Alford and Marc L. Andreessen, Proposal One at the upcoming Meta Platforms’ Annual Meeting.

We believe that the lack of independence of board members Peggy Alford and Marc L. Andreessen is undermining the board’s ability to adequately oversee the management team and represent shareholders’ best interests. Considering the risks and challenges the Company is facing, it is crucial for shareholders to hold Meta Platforms’ board of directors accountable for failing to establish a truly independent board and implement governance reforms to reinforce shareholders’ rights and protect long-term value.

A group of 15 shareholders representing 2.7 trillion AUM, including SHARE, the Illinois State Treasurer, Storebrand Asset Management, Mercy Investment, Ajurna Capital, the Northwest Coalition for Responsible Investment and others, attempted to engage with Meta Platforms’ directors in a letter, urging the Board to renew its cadre of directors, by declining to re-nominate Mr. Marc Andreesen and Ms. Peggy Alford as directors, and instead nominating new, highly-qualified independent directors. The shareholders also urged the board to implement certain governance reforms, including eliminating the dual-class structure and separating the functions of CEO and Chair. The board ignored our request to meet and discuss these important issues.

As shareholders concerned with the Company’s future, the welfare of users and the company’s social impact, we are disappointed by the board’s lack of response and were left with no other choice than to withhold our votes to hold the board accountable.

Strong leadership is urgently needed at the board level. This starts with the nomination of independent directors

In its 2022 Proxy Statement, Meta affirms that “each of the committees of [its] board of directors is comprised entirely of independent directors” and “the independent members of [its] board of directors provide effective oversight and represent the interests of all shareholders.”1

However, we believe that Mr. Marc L. Andreessen (Member of the Compensation, Nominating & Governance Committee) and Ms. Peggy A. Alford (Member of the Audit & Risk Oversight Committee) should not be considered independent directors and therefore, should not be serving on the critical Compensation, Nominating & Governance Committee or Audit & Risk Oversight Committee. We also believe that it is ill-advised to nominate Ms. Peggy Alford as a member of the Privacy Committee and Chair of the Compensation, Nominating & Governance Committee.

Mr. Andreessen’s thirteen-year tenure as a Board member already raises concerns around a potential lack of independence. In some jurisdictions such as the UK, that length of tenure would already disqualify him for an independence designation. Further, his alleged conduct as a director has raised red flags regarding interactions with management. In a 2016 lawsuit2, for example, shareholders alleged that Mr. Andreessen coached Mr. Zuckerberg to help him get the Board to approve a new stock structure giving Mr. Zuckerberg even more control. Mr. Andreesen was assigned to a special board committee reviewing the proposal, but text messages submitted as evidence for the lawsuit support the claim that Mr. Andreesen was secretly giving Meta’s CEO information and assisted him during the negotiations to secure endorsement of the proposal from independent Board members.3 In 2021, another lawsuit filed by shareholders accused Mr. Andreessen and several of his colleagues of breaching their fiduciary duty in the context of the $5 billion 2019 Federal Trade Commission settlement. The suit alleges that the Board authorized the multi-billion deal – instead of a $106 million settlement option – to avoid liability for Mr. Zuckerberg.4

Ms. Peggy A. Alford was appointed as a Board Member in 2019. Just two years earlier, she was hired as Chief Financial Officer and Head of Operations for the Chan Zuckerberg Initiative, Mr. Zuckerberg’s personal charity, which we believe disqualifies her for designation as an independent director. Considering the myriad legal, regulatory and human rights risks the Company faces and the disproportionate influence Mr. Zuckerberg has over the Board, Ms. Alford's presence on the Audit & Risk Oversight Committee is particularly concerning.

In addition to our concerns with the independence of individual directors, we are concerned that Meta’s governance and ownership structure give too much control to the CEO and Chairman, Mr. Mark Zuckerberg.

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1 https://www.sec.gov/Archives/edgar/data/1326801/000132680122000043/meta2022definitiveproxysta.htm?s=09

2 https://www.bloomberg.com/news/articles/2016-12-08/facebook-s-investors-criticize-marc-andreessen-for-conflict-of-interest?cmpid=medium.inline

3 https://www.businessinsider.com/Marc-zuckerberg-marc-andreessen-text-message-stock-reclassification-lawsuit-2016-12

4 https://techpolicy.press/facebook-sued-by-pension-funds-over-alleged-governance-issues/

Separating the functions of CEO and Chairman is essential to allow the Board to exercise appropriate oversight

As a general rule, we oppose structures that allow a combined Chair/CEO role which, we believe, undermines the essential checks and balances of good corporate governance. In Meta’s case, given the enormous influence of its products and intensive regulatory and public scrutiny, and the issues with director independence note above, this structure is untenable. The lack of an independent Board Chair is particularly problematic at Meta, where Mr. Zuckerberg, who sits as both Chair and CEO, owns 58% of the Company’s voting shares but holds only 14% of the shares.

The risk of lawsuits, sustained public controversy and regulatory intervention, whether ultimately found to be justified or not, are strong arguments in support of continuous, effective and unconflicted board oversight of corporate management. The Board is responsible for this oversight, but conflicts of interest may arise when one person holds both the Chair and CEO positions. In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board. We believe that Meta’s Board should adopt best practice governance policies, including having an independent Board Chair.

We believe:

▪	The role of the CEO and management is to run the company;

▪	The role of the Board is to provide independent oversight of management and the CEO;

▪	There is an inherent conflict of interest when the same person occupies both the role of CEO and Chair.

According to PWC’s 2019 survey of over 700 directors, 57% of directors surveyed who sit on a Board with a combined Chair/CEO say it is difficult to voice dissent – a 37% higher result than on boards with an independent Chair.5 This is likely even more pronounced where the combined Chair/CEO controls enough votes to unseat any director he chooses, which is the case at Meta.

At a time when the reputational, legal and regulatory and strategic risks faced by Meta are particularly high, the Board should be able to assure shareholders that their rights, concerns and interests are heard and respected. In response to a shareholder proposal asking for an independent Board Chair, the management responded:

Our board of directors currently has no established policy on whether or not to have a non-executive Chair and believes that it should make that judgment based on circumstances and experience. Our board of directors currently believes that the most effective leadership model is that Mr. Zuckerberg serves as both Chairman and CEO. […] We believe that the independence of our board of directors and its committees, our current corporate governance features and oversight protections, and the significant and meaningful role of our Lead Independent Director in leading our board of directors complement our combined Chairman and CEO role to enable effective board judgment and performance. We do not believe that requiring the Chair to be independent will provide appreciably better results.6

In addition, our shareholders rejected a similar proposal at our annual meetings of shareholders in 2017, 2019, 2020, and 2021.

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5 https://www.google.com/url?sa=t&rct=j&q=&esrc=s&source=web&cd=&cad=rja&uact=8&ved=2ahUKEwjDz7rG7__1AhW9nWoFHYttD1YQFnoECCMQAQ&url=https%3A%2F%2Fwww.corporatecomplianceinsights.com%2F2019-corporate-directors-survey%2F&usg=AOvVaw2vzp66GLjaf-H5lPBDmLNH

6 https://www.sec.gov/Archives/edgar/data/1326801/000132680122000043/meta2022definitiveproxysta.htm?s=09

However, by making this statement the Board fails to acknowledge that a majority of independent shareholders voted in favour of this proposal in 2020 and 2021. The Company’s refusal to implement this widely-supported proposal reflects the growing disconnect between the Board and shareholders. It is exacerbated by the dual-class share structure which effectively allows Meta to ignore the results of this vote.

Eliminating the dual class structure is key to reinforce shareholders’ voice

In the past years, dozens of shareholder proposals raising important issues were submitted to a vote at the Company’s Annual Shareholders Meetings. Many of them received significant support but Meta Platforms’ board failed to address most of them. These decisions indicate a troubling disregard for shareholders’ concerns. It also suggests that the votes of independent shareholders do not matter.

If this is the case, every shareholder proposal that does not fit management’s agenda is doomed to fail and shareholders’ ability to vote on proxy matters is hollow. Meta Platforms Board’s disregard of independent shareholders suggests that the board of directors is accountable only to its controlling shareholder, Mr. Mark Zuckerberg who also happen to be the CEO and Chairman of the Company.

The Company argues in its 2022 Proxy Statement that “all of [its] investors who purchased shares of [its] Class A common stock in, and after, [its] initial public offering were aware of [its] capital structure” that it implemented in 2009. It adds that its “capital structure is in the best interests of [its] shareholders and that [its] current corporate governance structure is sound and effective.”7

However, as of today, Meta is considered as one of the most influent companies in the world8 and its decisions may impact billions of users. Meta has major influence on society by determining what content people see on their social media platforms. This influence, if left unchecked, can have significant impacts on welfare of users and the stability of society. So far, Meta has showed little willingness to meaningfully engage its shareholders and address these issues proactively. As a result, Meta has been under increasing scrutiny from regulators, investors and civil society actors for accusations that it has failed to protect its users’ human rights and that it has allowed misinformation and propaganda to spread on its platforms. The Company has been investigated in multiple jurisdictions for election interference. Numerous recent controversies have also directly questioned the Company’s governance and management.9

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7 https://www.sec.gov/Archives/edgar/data/1326801/000132680122000043/meta2022definitiveproxysta.htm?s=09

8 https://www.vox.com/2016/5/10/11640140/facebook-media-influence

9 https://www.washingtonpost.com/technology/2021/10/25/Marc-zuckerberg-facebook-whistleblower/ ; https://www.cbsnews.com/news/facebook-whistleblower-sec-complaint-60-minutes-2021-10-04/ ; https://www.wired.com/story/facebook-papers-badge-posts-former-employees/ ; https://www.forbes.com/sites/graisondangor/2021/09/21/facebook-overpaid-ftc-fine-by-billions-to-protect-zuckerberg-lawsuits-say/?sh=76bed068352e ; https://www.technologyreview.com/2021/07/29/1030260/facebook-whistleblower-sophie-zhang-global-political-manipulation/

Therefore, the company’s argument is outdated as maintaining a dual class structure does not reflect the current circumstances it is navigating and shareholders’ expressed sentiment on the matter. In 2021, an overwhelming majority of independent shareholders voted in favour of a proposal asking the Board to initiate and adopt a recapitalization plan for all outstanding stock to have one vote per share.

Conclusion

As shareholders of the Company, we must send the board a clear message at the shareholder meeting on May 25, 2022 that the lack of independence at the board level is unacceptable under the current circumstances and that Mr. Marc Andreessen and Ms. Peggy Alford should not be re-elected to sit on the Board and represent shareholders’ interests. We believe that the separation of the functions of CEO/Chairman (Proposal Five) and the revision of the capital share structure (Proposal Four) are essential to sustain Meta Platforms’ long-term value and protect shareholders’ rights. The consistent rejection of shareholders’ vote on these matters also warrants shareholders to take a stand against the Board’s blatant lack of responsiveness to shareholders’ concerns.

We support the above governance proposals out of concern for the Company’s future, and our own interests as shareholders in the Company, but also because the Company has such an outsized influence on societies globally through its platforms. The effects of poor governance and gaps in accountability will be felt well outside the four walls of this Company. In the absence of good governance practices adopted voluntarily at Meta, regulators will be required to step in.

Therefore, we urge all shareholders to withhold their votes against the re-election of Mr. Marc Andreessen and Ms. Peggy Alford. We also strongly encourage shareholders to vote in favour of Proposal Four and Proposal Five.

Sarah Couturier-Tanoh

Manager of Corporate Engagement & Advocacy, SHARE

SHARE urges you to support the proposal. If you have any questions please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca

 WITHHOLD VOTES AGAINST THE RE-ELECTION OF PEGGY ALFORD AND MARC L. ANDREESSEN AT THE ANNUAL GENERAL MEETING ON MAY 25, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 510 – 1155 Robson Street Vancouver, BC V6E 1B5